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MIRACOR DIAGNOSTICS, INC.
9191 TOWNE CENTRE DRIVE, SUITE 400
SAN DIEGO, CA 92122

August 16, 2005

U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549


         Re:      Miracor Diagnostics, Inc. (the Company)
                  Amendment No. 2 to Form S-3 Registration Statement File Number: 333-121487


Ladies and Gentlemen;


         This is in response to your June 17, 2005 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

         Form S-3
         --------

         Risk Factors, page 6
         --------------------

         1. The Company has made the additional disclosures.

         2. The Company has made the additional disclosures.

         3. The Company has made the additional disclosures.

         4. The Company has made the required changes. Please note that there was no MD&A section in the Form S-3 to discuss these trends. Instead, the Company included the discussion in the appropriate Risk Factor.

         5. The Company has made the additional disclosures.

         6. The Company has made the additional disclosure.

         7. The Company has made the additional disclosures.

         8. The Company has made the additional disclosures.



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         9. The Company has made the required disclosures. Please note that the
Company has used the actual purchase price, rather than the bid or asked price.

         Where You Can Find More Information, page 16
         --------------------------------------------

         10. The Company has deleted the 2004 Form 10-QSB and 2003 Form 10-KSB, but has added the June 30, 2005 Form 10-QSB.

         Forward Looking Statements, page 17
         -----------------------------------

         11. The Company has made the required changes.

         Selling Security Holders, page 13
         ---------------------------------

         12. The Company provided additional disclosure.

         13. The Company has added clarifying language to the table.

         14. The Company has added clarifying language to the table.

         Signatures, page 24
         -------------------

         15. The Company has provided the additional signature.

         Exhibit 5.0

         16. The Company has provided the revised opinion letter.

         Form 10-KSB for the fiscal year ended December 31, 2004
         -------------------------------------------------------

         17. The Company has revised the risk factors to be identical with the Form S-3.

         Business, page 1
         ----------------

         18. The Company provided additional disclosure.

         Business Overview, page 9
         -------------------------

         19. The Company provided additional disclosure.

         20. The Company provided additional disclosure.

         Significant Events, page 10
         ---------------------------

         21. The Company provided additional disclosure.



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         Industry Overview, page 11
         --------------------------

         22. The Company provided additional disclosure.

         An increased number of high-end... page 12
         ------------------------------------------

         23. The Company provided additional disclosure.

         Competitive Strengths, page 13
         ------------------------------

         24. The Company provided additional disclosure.

         Diagnostic Imaging Centers, page 16
         -----------------------------------

         25. The Company provided additional disclosure.

         Government Regulation and Supervision, page 18
         ----------------------------------------------

         26. The Company provided additional disclosure.

         Management's Discussion and Analysis and Plan of Operation
         ----------------------------------------------------------

         Critical Accounting Estimates
         -----------------------------

         Accounts Receivable, page 29
         ----------------------------

         27. As previously stated, in addition to our in-house billing and collecting staff, we utilize four external billing and collecting companies. Each of the companies provide varied reports regarding the outstanding receivables under their charge and, therefore, consolidation of the reports is not possible. As a result, we evaluate the estimated recoverability of our receivables on a detailed site-by-site basis. We believe that our ability to estimate our allowance for doubtful accounts is not materially impaired under our current system.


         (2) Summary of Significant Accounting Policies
         ----------------------------------------------

         28. The Company estimates the recoverability of its receivables based on its history of collections of similar receivables. The net revenue recorded at the time of the performed service is net of estimated bad debts and contractual adjustments. As a result, bad debt expense is taken into account in determining net revenue.

         Form 10-QSB for the quarterly period ended March 31, 2005
         ---------------------------------------------------------

         29. The Company provided additional disclosure.



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         The Company has noted the comments by the Staff in the closing section.
If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Tom Whitcomb at 407-875-2760.

                                                DAVID WAGNER & ASSOCIATES, P.C.
                                                -------------------------------
                                                David J. Wagner